UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

OPTION CARE, INC.

(Name of Issuer)

Common Stock, $0.01

(Title of Class of Securities)

CUSIP NO. 683948 10 3

(CUSIP Number)

John N. Kapoor, Ph.D	Copy	Thomas J. Murphy
EJ Financial Enterprises, Inc.	To:	McDermott Will & Emery LLP
225 E. Deerpath, Suite 250		227 West Monroe Street
Lake Forest, IL 60045		Chicago, IL 60606
(847) 295-8665		(312) 372-2000

Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

July 31, 2006

(Date of Event Which Requires

Filing of This Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 683948 10 3	PAGE 2 OF 5 PAGES

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

John N. Kapoor, Ph.D

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

N/A

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 3,305,173

(8) Shared Voting Power 0

(9) Sole Dispositive Power 3,305,173

(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,305,173

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) //

(13)	Percent of Class Represented by Amount in Row (11)

9.66%

(14)	Type of Reporting Person (See Instructions)

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 7 (the “Amendment”) to Schedule 13D is being filed to disclose the dissolution of E.J. Financial/OCI Management, L.P., a Delaware limited partnership (“EJ/OCI Management”) and pro rata distribution of the common stock owned by it to John N. Kapoor Trust dated 9/20/89 (the “Trust”), Exempt Family Trust U/A Editha Kapoor Trust dated September 20, 1989 (“Exempt Family Trust”), Pharma Nevada, Inc., a Delaware corporation (“PNI”) and various family trusts created by John N. Kapoor, Ph.D. for the benefit of members of the Kapoor family.

Item 2.	Identity and Background

(a) – (c), (f)           This Amendment is filed by John N. Kapoor, Ph.D, a United States citizen (“Dr. Kapoor”) (the “Reporting Person”). The address of the Reporting Person is 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60045. Dr. Kapoor’s principal occupation is management of various portfolio holdings as president of EJ Financial Enterprises, Inc.

(d) – (e)                 During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 to the Schedule 13D/A is hereby amended to include the following information:

Effective as of July 31, 2006, E.J. /OCI Management, a family limited partnership controlled by John N. Kapoor, Ph.D. dissolved and distributed pro rata shares of Option Care, Inc. (“Option Care”) common stock owned by it to the Trust, the Exempt Family Trust, PNI and various family trusts for estate planning reasons. Dr. Kapoor is the sole trustee and beneficiary of the Trust and may be deemed to beneficially own the shares held by it. Because Dr. Kapoor is the sole trustee of the Exempt Family Trust, he is deemed to have voting and dispositive control over the 39,234 shares of Option Care common stock held by it. Dr. Kapoor is also deemed to control PNI by virtue of his ownership, directly and indirectly, of all of the outstanding common stock of PNI. PNI owns 76,985 shares of common stock following the dissolution of E.J./OCI Management. The family trusts are administered by a third party trustee, who will have voting and dispositive control over 4,263,878 shares of common stock, and Dr. Kapoor does not have voting or dispositive control over these shares.

Item 5.	Interest in Securities of the Issuer

(a)                          Dr. Kapoor is the sole trustee of Exempt Family Trust. Dr. Kapoor owns all of the outstanding common stock of PNI individually or through trusts of which he is the sole trustee. Dr. Kapoor is the sole trustee and sole beneficiary of the Trust and the general partner of the Kapoor Family Partnership, L.P., a Delaware limited partnership (the “Family Partnership”).

Dr. Kapoor may be deemed to beneficially own 3,305,173 Shares, representing approximately 9.66% of the outstanding Shares, due to the following: (i) 2,236,523 shares held in the Trust; (ii) 39,234 shares held in the Exempt Family Trust; (iii) 76,985 shares held by PNI; and (iv) 952,381 Shares held by the Family Partnership.

The Trust disclaims ownership of the Shares beneficially owned by PNI, the Exempt Family Trust and the Family Partnership. The Family Partnership disclaims ownership of Shares beneficially owned by PNI, the Exempt Family Trust and the Trust. PNI disclaims beneficial ownership of the Shares beneficially owned by the Family Partnership, the Exempt Family Trust and the Trust. The Exempt Family Trust disclaims ownership of the Shares benefically owned by PNI, the Trust and the Family Partnership.

(b)                        Dr. Kapoor has sole voting and dispositive power over 3,305,173 Shares (comprised of Shares held in the Trust, in the Exempt Family Trust, in PNI and in the Family Partnership).

(c)           There were no transactions effected by the Reporting Person during the past sixty days in the class of securities reported hereunder, except as disclosed above.

(d)	Not Applicable
(e)	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2006	/s/ John N. Kapoor

John N. Kapoor